UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Rollins, Inc.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

775711 10 4
(CUSIP Number)

Robert F. Dow
171 17th Street NW
Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8706
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/30/09
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775711 10 4	Page 2 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 407,380***
8	Shared Voting Power 50,689,005*
9	Sole Dispositive Power 407,380***
10	Shared Dispositive Power 50,689,005*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,096,385*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 51.7 percent*
14	Type of Reporting Person IN

*
Includes 212,293** shares of the Company held by his wife.  Includes 47,770,372** shares of the Company held by RFPS Management Company I, L.P. of which RFA Management Company, LLC (“General Partner”), a Georgia limited liability company, is the general partner.  The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of the General Partner.  Also includes 2,706,340** shares of the Company held in three trusts of which he is a Co-Trustee and as to which he shares voting and investment power.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***
Includes 49,540** shares of the Company held as Trustee, Guardian, or Custodian for his children.  Also, includes 1,174 shares of 401(k) stock, 5,728 shares of IRA stock, and 132,000 shares of restricted stock.

CUSIP No. 775711 10 4	Page 3 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,386,870***
8	Shared Voting Power 50,725,199*
9	Sole Dispositive Power 1,386,870***
10	Shared Dispositive Power 50,725,199*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,112,069*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 52.7 percent*
14	Type of Reporting Person IN

*
Includes 248,487** shares of the Company held by his wife, of which 247,155 shares are held in her margin account.  Includes 47,770,372** shares of the Company held by RFPS Management Company I, L.P. of which RFA Management Company, LLC (“General Partner”), a Georgia limited liability company, is the general partner.  The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of the General Partner.  Includes 2,706,340** shares of the Company in three trusts of which he is Co-Trustee and as to which he shares voting and investment power.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Includes 64,288 shares of 401(k) stock, 4,644 shares of common stock in the Employee Stock Purchase Plan, and 163,750 shares of restricted stock.

CUSIP No. 775711 10 4	Page 4 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Glen W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,200,504*
8	Shared Voting Power 46,264***
9	Sole Dispositive Power 1,200,504*
10	Shared Dispositive Power 46,264***
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,768*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 1.3 percent*
14	Type of Reporting Person IN

*
Includes 236,648** shares of the Company held as Custodian/Guardian for minor children.  Includes options to purchase 219,373*** shares, which are currently exercisable or will become exercisable within 60 days of the date hereof.  Also includes 29,523 shares of 401(k) stock, 3,374 shares of common stock in the Employee Stock Purchase Plan and 98,300 shares of restricted stock.  602,374 of his shares are held in his margin accounts.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Includes 46,264 shares of the Company held by his wife, all of which are held in a margin account.

CUSIP No. 775711 10 4	Page 5 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 47,770,372*
8	Shared Voting Power 0
9	Sole Dispositive Power 47,770,372*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,770,372*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.3 percent
14	Type of Reporting Person PN

*	Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

CUSIP No. 775711 10 4	Page 6 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 47,770,372*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 47,770,372*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,770,372*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.3 percent*
14	Type of Reporting Person CO

*
Includes 47,770,372 shares owned by RFPS Management Company I, L.P. (the “Partnership”).  The reporting person is the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

CUSIP No. 775711 10 4	Page 7 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 47,770,372*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 47,770,372*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,770,372*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.3 percent*
14	Type of Reporting Person PN

*
Includes 47,770,372 shares owned by RFPS Management Company I, L.P. (the “Partnership”).  The reporting person is a limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

CUSIP No. 775711 10 4	Page 8 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 47,770,372*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 47,770,372*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,770,372*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.3 percent*
14	Type of Reporting Person CO

*
Includes 47,770,372 shares owned by RFPS Management Company I, L.P. (the “Partnership”).  The reporting person is the manager of the General Partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

CUSIP No. 775711 10 4	Page 9 of 15

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 47,770,372*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 47,770,372*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,770,372*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 48.3 percent*
14	Type of Reporting Person CO

*
Includes 47,770,372 shares owned by RFPS Management Company I, L.P. (the “Partnership”).  The reporting person is the general partner of the limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; and effective November 12, 2007, paid December 10, 2007.

CUSIP No. 775711 10 4	Page 10 of 15

Item 1.     Security and Issuer

This Amendment No. 6 to Schedule 13D relates to the Common Stock, $1.00 par value, of Rollins, Inc., a Delaware corporation (the “Company”).  The original Schedule 13D (“13D”) was filed on November 8, 1993 and was amended by Amendment No. 1 (“Amendment 1”) on March 5, 1996.  Amendment No. 2 (“Amendment 2”) was filed on January 10, 2003.  Amendment No. 3 (“Amendment 3”) was filed on May 2, 2003.  Amendment No. 4 (“Amendment 4”) was filed on October 10, 2003.  Amendment No. 5 (“Amendment 5”) was filed on March 16 2004.  Amendment No. 6 (“Amendment 6”) was filed on January 28, 2009.  The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Item 2.     Identity and Background

1.	(a)	R. Randall Rollins is a person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

(c)
Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.  Chairman of the Board of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.  Chairman of the Board of Marine Products Company, Inc., engaged in the business of boat manufacturing, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

	(d)	None.

	(e)	None.

	(f)	United States.

2.	(a)	Gary W. Rollins is a person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

(c)
President, Chief Executive Officer and Chief Operating Officer of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

	(d)	None.

	(e)	None.

	(f)	United States.

3.	(a)	Glen W. Rollins is a reporting person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

CUSIP No. 775711 10 4	Page 11 of 15

(c)	Vice President of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)	None.

(e)	None.

(f)	United States.

4.	(a)	RFPS Management Company I, L.P. is a reporting person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

	(c)	A Georgia limited partnership.

	(d)	None.

	(e)	None.

	(f)	United States.

5.	(a)	RFA Management Company, LLC is a reporting person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

	(c)	A Georgia limited liability company.

	(d)	None.

	(e)	None.

	(f)	United States.

6.	(a)	RFPS Investments I, L.P. is a reporting person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

	(c)	A Georgia limited partnership.

	(d)	None.

	(e)	None.

	(f)	United States.

7.	(a)	LOR, Inc. is a reporting person filing this statement.

	(b)	2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

	(c)	A Georgia corporation owned and controlled by R. Randall Rollins, Gary W. Rollins, Rollins Family Members and Trusts benefiting Rollins Family Members.

CUSIP No. 775711 10 4	Page 12 of 15

(d)	None.

(e)	None.

(f)	United States.

8.	(a)	LOR Investment Company, LLC is a reporting person filing this statement.

	(b)	c/o LOR, Inc., 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329..

	(c)	A Georgia limited liability company.

	(d)	None.

	(e)	None.

	(f)	United States.

Item 3.     Source and Amount of Funds or Other Consideration

See 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6.  On December 30, 2009, Gary Rollins contributed 115,355 shares to a charitable foundation, of which he and Randall Rollins are co-trustees, and Randall Rollins contributed 98,594 shares to a charitable foundation, of which he and Gary Rollins are co-trustees.  On December 30, 2009, Gary Rollins, completed gifts totaling 18,648 shares to family members, including 11,988 shares to grandchildren for whom Glen Rollins serves as custodian or guardian.  During 2009, Gary Rollins, Randall Rollins and Glen Rollins were granted a total of 50,000 shares, 30,000 shares and 35,000 shares, respectively, of restricted stock.

Item 4.     Purpose of Transaction

See 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Item 3 above.  The gift transactions were effected for administration and collective management purposes.  The grants of restricted stock were part of the reporting persons’ compensation as officers of the Company.  The reporting persons currently intend to hold the shares for investment.

(a) - (j)	None.

Item 5.     Interest in Securities of the Issuer

(a)-(b)	See 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6.

(c)	See Item 3 above. In addition, on December 30, 2008, Gary Rollins gifted a total of 19,544 shares to his spouse or other family members.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Glen W. Rollins has an informal agreement to vote his shares in concert with the other reporting persons. 247,155 shares owned by the spouse of Gary Rollins are held in her margin account.  602,374 shares owned by Glen Rollins and 46,264 shares owned by his spouse are held in their margin accounts.   The margined shares are subject to the standard margin account documentation at major retail brokerage firms. None of the secured indebtedness was incurred to acquire Company shares. Otherwise, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 775711 10 4	Page 13 of 15

Item 7.     Material to be Filed as Exhibits

(a)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 775711 10 4	Page 14 of 15

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY I, L.P.

RFA MANAGEMENT COMPANY, LLC

By:  LOR, Inc., Manager

/s/ Glenn P. Grove, Jr.
By: Glenn P. Grove, Jr.
Its:  Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

GLEN W. ROLLINS

RFPS INVESTMENTS I, L.P.

LOR, INC.

LOR INVESTMENT COMPANY, LLC

By: Glenn P. Grove, Jr. as attorney-in fact

/s/ Glenn P. Grove, Jr.
     Glenn P. Grove, Jr.

CUSIP No. 775711 10 4	Page 15 of 15

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Rollins, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY I, L.P.

RFA MANAGEMENT COMPANY, LLC

By:  LOR, Inc., Manager

/s/ Glenn P. Grove, Jr.
By: Glenn P. Grove, Jr.
Its:  Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

GLEN W. ROLLINS

RFPS INVESTMENTS I, L.P.

LOR, INC.

LOR INVESTMENT COMPANY, LLC

By: Glenn P. Grove, Jr. as attorney-in fact

/s/ Glenn P. Grove, Jr.
     Glenn P. Grove, Jr.